FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending November 04, 2008

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in interests in the American Depositary Shares (ADSs) of GlaxoSmithKline plc in respect of the under-mentioned Person Discharging Managerial Responsibility following the sale of ADSs on 4 November 2008:-

PDMR	No. ADSs	Price
WC Louv	362	$39.7701
WC Louv	1,738	$39.7801
WC Louv	400	$39.7800

The Company was advised of these transactions on 4 November 2008.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a)

S M Bicknell,
Company Secretary

4 November 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: November 04,  2008

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc